Corporate Capital Trust SC-TOI/A

Exhibit (a)(5)(B)

Corporate Capital Trust – Information Regarding NYSE Listing and Related Items

NYSE Listing

On November 14, 2017, Corporate Capital Trust listed all of its shares of common stock on the New York Stock Exchange (NYSE), under the ticker symbol “CCT.” As previously announced, Corporate Capital Trust’s new investment advisory agreement with KKR Credit Advisors (US) LLC became effective concurrent with the listing.

Reverse Stock Split

Corporate Capital Trust’s board of directors implemented a reverse stock split which was effective October 31, 2017. As a result of the reverse stock split, the share count was reduced on a 2.25 : 1 basis, such that each shareholder received 1 share for every 2.25 shares owned. The action would have resulted in a Net Asset Value (NAV) per share as of September 30, 2017 of $20.01 (instead of the actual NAV of $8.89 per share calculated on a pre-reverse stock split basis).

While there is not expected to be any direct economic consequence to the company or shareholders from the reverse stock split, Corporate Capital Trust believes it will help the company during its transition to the public markets.

Tender Offer

As previously announced, Corporate Capital Trust is conducting a tender offer so shareholders can tender their shares of common stock to the company for cash. The tender began at the time of listing and is scheduled to remain open until 5 p.m. EST on December 12, 2017.

The company is currently offering to purchase up to $185 million in value of its shares of common stock at a price per share equal to $20.01, which price was the NAV per share as of September 30, 2017 (as adjusted for the previously announced 1-for-2.25 reverse split of shares of the company’s common stock completed on October 31, 2017). If the offer is oversubscribed, shares will be accepted on a prorated basis. Processing of the payments is expected to take place shortly after the expiration date, 5 p.m. EST on December 12, 2017. Shareholders who do not wish to participate in the tender offer do not need to take any action.

The current terms of the tender offer can be found at the following link: https://www.sec.gov/Archives/edgar/data/1494538/000138713117005459/0001387131-17-005459-index.htm

An offer to purchase and other related materials will be mailed to shareholders on or around November 22, 2017.

Please note, there is no record date for this tender offer. Current and prospective shareholders can purchase shares at any point prior to the expiration date and still participate in the tender offer if the shares are settled and all relevant tender paperwork is submitted by the expiration date.

Please contact Corporate Capital Trust’s information agent, Broadridge, at 855-793-5068 for any further questions related to the tender offer. There can be no assurance that the tender offer will occur within the outlined timeframe or at all.

Planned Purchase of Shares by KKR Credit and Affiliates

KKR Credit Advisors (US) LLC, the company’s investment advisor, and members of the company’s and KKR Credit’s management are considering purchasing up to $50 million in shares of common stock in the aggregate in open-market transactions (which may include purchases pursuant to 10b5-1 plans), following completion of the listing-related tender offer. There can be no assurance that KKR Credit or any members of the company’s or KKR Credit’s management will purchase any shares.

Fractional Shares

In connection with the listing, all outstanding fractional shares of Corporate Capital Trust common stock have been eliminated. Corporate Capital Trust has eliminated all outstanding fractional shares by rounding up the number of fractional shares held by each of the shareholders to the nearest whole number of shares as of Nov. 3, 2017.

Regular and Special Distributions

Corporate Capital Trust currently expects that cash distributions will be declared and paid to shareholders of record on a quarterly instead of on a monthly basis. Therefore, there will not be a distribution declared or paid in November 2017. However, the board of directors has declared a regular quarterly cash distribution in the amount of $0.26813 per share (as adjusted for the previously announced 1-for-2.25 reverse split of shares of the company’s common stock completed on October 31, 2017), which will be paid on or before January 15, 2018 to shareholders of record as of December 29, 2017. Such amount is equal to the regular monthly cash distributions that shareholders would have otherwise received for November and December 2017.

In addition, as previously announced, the board of directors has declared a special cash distribution in the amount of $0.10125 per share (as adjusted for the previously announced 1-for-2.25 reverse split of shares of the company’s common stock completed on October 31, 2017), which will be paid on or before January 15, 2018 to shareholders of record as of December 29, 2017. The board of directors also intends to declare a second special cash distribution in the amount of $0.10125 per share to shareholders of record as of a date to be determined within six months of the listing date. The payment of any regular or special cash distributions is within the sole discretion of the board and there can be no assurance as to the amount or timing of any such future distribution.

Fees On Listing

Concurrent with listing on the NYSE, Corporate Capital Trust has made the following changes to its fees:

●	Management fees have been reduced from an annual rate of 2.0% to 1.50% on average gross assets.
●	20% annual incentive fee on income is subject to a 7% annual preferred hurdle on net asset value. KKR Credit has also agreed to a waiver which provides for a 3-year lookback and removes the add-back of management fees paid post-listing from the incentive fee lookback calculation. These changes initially will only apply if they result in a lower incentive fee than the existing structure and will be in effect until the earlier of i) shareholders formally approving the changes or ii) December 31, 2018.

Operational Details

For shareholders of record before the listing on November 14, 2017, please note that:

●	If your shares were held with a clearing firm such as Fidelity, TD Ameritrade, Charles Schwab or Pershing, your shares will be electronically transferred to your brokerage account. You can sell your shares through your brokerage account.
●	If your shares were held with a custodian or bank, you will receive a statement from DST, Corporate Capital Trust’s transfer agent. Some custodians or banks may proactively move your shares to your brokerage account, while others may require you to provide authorization and instruction to move the shares.
●	If your shares are not held with a custodian, bank or clearing firm you will receive a statement from DST at your address of record and you may need to contact your financial advisor for assistance.
●	A brokerage account may be required to sell Corporate Capital Trust shares, depending on ownership of the account. If the shareholder is an individual, either holding shares separately or jointly with another individual, a brokerage account will not be required to sell Corporate Capital Trust shares.

Initial Trading Profile

As sole investment advisor, KKR Credit has been in active dialogue with existing and prospective shareholders. KKR Credit is focused on expanding institutional ownership in Corporate Capital Trust as a listed vehicle, which KKR Credit believes, over time, may translate into more trading volume and price support.

●	Trading volumes post-listing have remained fairly low, which KKR Credit believes reflect the early stages of institutional ownership.
●	In the public markets, KKR Credit believes Corporate Capital Trust’s share price will be driven both by the underlying fundamentals of the business and also supply and demand dynamics.
●	Traded BDCs are more volatile than non-traded BDCs because of price to NAV differences. Increased liquidity also increases volatility.
●	Traded BDCs can trade at a premium or discount to NAV. Public market dynamics make it difficult to estimate the short term trading price for any listed security, and can thus impact CCT’s price over the short-term.

About Corporate Capital Trust
Corporate Capital Trust is a business development company that provides investors an opportunity to access middle market direct lending investments. The Company is externally managed by KKR Credit and its investment objective is to provide shareholders with stable recurring income generation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned companies, with a focus on originated transactions. For additional information, please visit corporatecapitaltrust.com.

About KKR
KKR is a leading global investment firm that manages multiple alternative asset classes, including credit, private equity, energy, infrastructure and real estate, and, through its strategic manager partnerships, hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside its partners' capital and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE: KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

Media Contact
Kristi Huller or Cara Major
media@kkr.com

Investor Relations Contact
Danny McMahon or Donna Bass
CCT-IR@kkr.com